SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 108

(CUSIP Number)

Leonard M. Tannenbaum

525 Okeechobee Boulevard, Suite 1770

West Palm Beach, FL 33401

(203) 930-2139

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 108	13D	Page 2 of 5 Pages

1	Name of Reporting Persons Leonard M. Tannenbaum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 23,907,928
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,907,928

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,907,928
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares) ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 13.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 67401P 108	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Schedule 13D/A constitutes Amendment No. 18 to the Schedule 13D filed by Leonard M. Tannenbaum on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017, March 27, 2017, July 17, 2017, October 4, 2017, October 25, 2017, April 12, 2019, July 9, 2019, December 20, 2019, January 30, 2020, December 15, 2020 and March 26, 2021. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 180,360,662 Shares outstanding as of May 4, 2021, as reported in the Issuer’s Form 10-Q as filed on May 6, 2021. For purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tannenbaum has shared voting and dispositive power with Oaktree over the following Shares: (i) 21,195,331 Shares held by Mr. Tannenbaum directly; (ii) 1,379,824 Shares held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the President; and (iii) 1,332,773 Shares held directly by the Leonard M. Tannenbaum 2012 Trust for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman and Mr. James Castro-Blanco are Co-Trustees.

(c) Schedule A sets forth all transactions with respect to Shares effected during the past 60 days.

CUSIP No. 67401P 108	13D	Page 4 of 5 Pages

Schedule A

Name	Date of Transaction	Description of Transaction	Amount of Securities	Price per Share[1]
Leonard M. Tannenbaum	April 1, 2021	Open-Market Sale	100,000	$6.2504
Leonard M. Tannenbaum	April 5, 2021	Open-Market Sale	100,000	$6.3133
Leonard M. Tannenbaum	April 6, 2021	Open-Market Sale	29,872	$6.4606
Leonard M. Tannenbaum	April 7, 2021	Open-Market Sale	100,000	$6.4782
Leonard M. Tannenbaum	April 9, 2021	Open-Market Sale	172,312	$6.6106
Leonard M. Tannenbaum	April 12, 2021	Open-Market Sale	200,000	$6.6058
Leonard M. Tannenbaum	April 14, 2021	Open-Market Sale	52,000	$6.6045
Leonard M. Tannenbaum	April 15, 2021	Open-Market Sale	2,800	$6.6032
Leonard M. Tannenbaum	April 16, 2021	Open-Market Sale	120,000	$6.6200
Leonard M. Tannenbaum	April 19, 2021	Open-Market Sale	100,000	$6.6644
Leonard M. Tannenbaum	April 20, 2021	Open-Market Sale	100,000	$6.7007
Leonard M. Tannenbaum	April 21, 2021	Open-Market Sale	15,659	$6.7000
Leonard M. Tannenbaum	April 22, 2021	Open-Market Sale	11,289	$6.6804
Leonard M. Tannenbaum	April 23, 2021	Open-Market Sale	100,000	$6.6821
Leonard M. Tannenbaum	April 26, 2021	Open-Market Sale	100,000	$6.6860
Leonard M. Tannenbaum	April 27, 2021	Open-Market Sale	194,130	$6.7348
Leonard M. Tannenbaum	April 28, 2021	Open-Market Sale	100,000	$6.7505
Leonard M. Tannenbaum	April 29, 2021	Open-Market Sale	94,052	$6.7808
Leonard M. Tannenbaum	May 5, 2021	Open-Market Sale	100,000	$6.7222
Leonard M. Tannenbaum	May 21, 2021	Open-Market Sale	38,200	$6.7032
Leonard M. Tannenbaum	May 24, 2021	Open-Market Sale	1,647	$6.7000
Leonard M. Tannenbaum	May 25, 2021	Open-Market Sale	13,900	$6.7072
Leonard M. Tannenbaum	May 27, 2021	Open-Market Sale	81,287	$6.7090

1 Price per Share excludes commissions paid.

CUSIP No. 67401P 108	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2021

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM